Exhibit 99.2

EXCHANGE AGENT AGREEMENT

Date:                     , 2008

American Stock Transfer & Trust Company

59 Maiden Lane

New York, NY 10038

Ladies and Gentlemen:

In connection with the modification (“Warrant Modifications”) of certain of the terms of the common stock purchase warrants (“Warrants”) of ES Bancshares, Inc. (the “Company”) whereby all of the Warrant Certificates of the Company will be exchanged for new Warrant Certificates that represent the modified terms of such Warrants, CUSIP # 296049 125, at the effective time of the Warrant Modifications (“Effective Date”), each issued and outstanding Warrant Certificate will be converted into the right to receive an equal number of new Warrant Certificates of the Company.

The Company has delivered or will deliver to you (i) a copy of the letter of transmittal (“Letter of Transmittal”) to be sent to holders of record of Company Warrants (the “Company Warrant Holders”), (ii) copies of all other documents or materials, if any, to be forwarded to the Company Warrant Holders, (iii) a certified copy of resolutions adopted by the Board of Directors of the Company authorizing the Warrant Modifications, the appointment of an exchange agent and execution of an exchange agent agreement, (iv) a list showing the names and addresses of all the Company Warrant Holders as of the Effective Date and the number of Company Warrants held by each Company Warrant Holder immediately prior to the Effective Date including the certificate detail relating thereto, and (v) a list of Warrant Certificates (including Warrant Certificate numbers) representing Warrant Certificates that have been or are, as of such date, lost, stolen, destroyed or replaced or restricted as to transfer (noting the text of the restrictive legends applicable thereto) or with respect to which a stop transfer order has been noted (such lists being herein referred to as the (“Lists”).

As soon as practicable after the Effective Date, the Exchange Agent (as defined below) will mail to each the Company Warrant Holder (a) a notice advising such holder of the effectiveness of the Warrant Modifications and the applicable terms of the exchange effected thereby, (b) a Letter of Transmittal with instructions, (c) a self-addressed return envelope, (d) tax certification guidelines, and (e) any other material deemed appropriate by the Company.

This will confirm the appointment by the Company of American Stock Transfer & Trust Company as the exchange agent (“Exchange Agent”) and, in that capacity, the authorization of the Exchange Agent to act as agent for the Company Warrant Holders for the purpose of receiving the Company Warrant Certificates to be issued in exchange for new Company Warrants and transmitting the same to the Company Warrant Holders upon satisfaction of the conditions set forth herein. Your duties, liabilities and rights as Exchange Agent are as set forth herein and will be governed, in addition, by the applicable terms of the Agreement.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following:

1.	Examination of Letters of Transmittal. You are to examine Letters of Transmittal, Warrant Certificates and other documents delivered or mailed to you by or for the Company Warrant Holders to ascertain, to the extent reasonably determined by you, whether:

(a)	the Letters of Transmittal appear to be duly executed and properly completed in accordance with the instructions set forth therein;

(b)	the Warrant Certificates appear to be properly surrendered and, if applicable, endorsed for transfer;

(c)	the other documents, if any, used in exchange appear to be duly executed any properly completed and in the proper form; and

(d)	the Warrant Certificates are free of restrictions on transfer or stop orders except as set forth on the Lists.

In the event you ascertain that any Letter of Transmittal or other document has been improperly completed or executed, that any of the Warrant Certificates are not in proper form or some other irregularity exists, you shall attempt to resolve promptly the irregularity and may use your best efforts to contact the appropriate Company Warrant Holder by whatever means of communication you deem most expedient to correct the irregularity and, upon consultation with the Company, shall endeavor to take such other reasonable action as may be necessary to cause such irregularity to be corrected, and the determination of any questions referred to the Company or its counsel by you as to the validity, form and eligibility, as well as the proper completion of execution of the Letters of Transmittal and other documents, shall be final and binding, and you may rely thereon as provided in Section 11 hereof. Any costs of contacting the Company Warrant Holders for the purpose of correcting irregularities shall be incurred for the account of the Company.

2.	Exchange of Shares. As soon as practicable after the Effective Date and after surrender to you of all Warrant Certificates registered to a particular record holder or holders (and only after surrender of all such certificates) and the return of a properly completed and signed Letter of Transmittal relating thereto, you shall cause to be issued and distributed to the holder(s) in whose name such Warrant Certificates were registered (or such other person as shall have been specified pursuant to the terms hereof) the whole number of new Warrant Certificates, registered in the name of such holder(s).

Until so surrendered, each Warrant Certificate, which immediately prior to the Effective Date represented Company Warrants, shall, at and after the Effective Date, entitle the holder(s) thereof only to receive, upon surrender of it and all other identically registered certificates, the certificates representing new Company Warrants.

No dividends or other distributions otherwise payable after the Effective Date to a holder of record of Warrant Certificates shall be paid to such holder unless and until such holder shall have surrendered all Warrant Certificates registered to such holder. The Exchange Agent shall place and hold any other distributions not paid to such holders pursuant to the requirements of the foregoing sentence and shall (subject to applicable escheat laws) pay such distributions of each holder of record entitled thereto after such holder shall have surrendered all Warrant Certificates registered to such holder. No interest shall be payable to such holders on distributions held by the Exchange Agent.

If any Warrant Certificates are to be issued in a name other than that in which the certificate for shares of the Warrant Certificates surrendered in exchange therefor is registered, it shall be a condition of the issuance or payment thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to you any transfer or other taxes required, or shall establish to your satisfaction that such tax has been paid or is not payable.

Warrant Certificates to be delivered by mail shall be forwarded by first class mail under the Exchange Agent’s blanket surety bond, which the Company and the Company understand protects the Company and the Company and the Exchange Agent from loss or liability arising by virtue of the non-receipt or non-delivery of such certificates. It is understood that the market value of the securities in any one shipment sent by first class mail will not be in excess of $250,000.00. In the event the market value shall exceed $250,000.00, the envelope shall be mailed by registered mail and shall be insured separately for the replacement value of its contents at the time of mailing.

3.	Lost Stolen or Destroyed Certificates. In the event that any the Company Warrant Holder claims that any certificate representing Company Warrants is lost, stolen or destroyed, the Exchange Agent shall mail to such Company Warrant Holder an affidavit of loss and the requirements for an indemnity bond. The Exchange Agent shall make the distribution of new Warrant Certificates only upon receipt of a properly completed affidavit of loss and the requirements for an indemnity bond.

4.	Reports. The Exchange Agent shall furnish, until otherwise notified, monthly, or more frequently if requested by the Company, reports to the Company showing the number of Company Warrants surrendered and number of new Company Warrants issued in exchange therefore (previous, herewith and total);

5.	IRS Filings. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing tax identification numbers, and shall file any appropriate reports with the Internal Revenue Service (“IRS”) (e.g., 1099, 1099B, etc.) You may be required to deduct 28% from cash paid in lieu of fractional shares to holders who have not supplied their correct taxpayer identification number or required certification. Such funds will be turned over to the IRS by you.

6.	Copies of Documents. You shall take such action at the Company’s expense as may from time to time be reasonably requested by the Company to furnish copies of the Letter of Transmittal to persons designated by the Company.

7.	Receipt or Disposal. Letters of Transmittal and telegrams, telexes, facsimile transmissions and other materials submitted to you by the Company Warrant Holders shall be preserved in terms of applicable laws.

8.

Maintenance of Records. You will keep and maintain complete and accurate ledgers showing all shares exchanged by you and payments made by you. You are authorized to cooperate with and furnish information to any organization or its legal representatives designated from time to time by the Company in any manner reasonably requested by any of them in connection with the Warrant Modifications and share exchange pursuant thereto.

9.	Delivery of Surrendered Warrant Certificates. All Warrant Certificates surrendered to you shall be retained by you as required by S.E.C. regulations.

10.	Exchange Agents Duties and Obligations. As Exchange Agent, you:

(a)	will have no duties or obligations other than those specifically set forth herein, or as may subsequently be agreed to in writing by you and the Company;

(b)	will be regarded as making no representations or warranties and having no responsibilities regarding the validity, sufficiency, value or genuineness of any Warrant Certificates surrendered to you or the Warrant Certificates represented thereby; will not be required or requested to make any representations as to the validity or genuineness of any Warrant Certificates or Warrant Certificates represented thereby; and will not be responsible in any manner whatsoever for the correctness of the statements made herein or in the Agreement or in any document furnished to you by the Company or the Company;

(c)	will not be obligated to institute or defend any action, suit or legal proceeding in connection with the Warrant Modifications, or your duties hereunder, or take any other action which might in your judgment involve, or result in, expense or liability to you, unless the Company shall first furnish you an indemnity satisfactory to you;

(d)	may rely on, and shall be protected in acting upon, any certificate, instrument, opinion, representation, notice letter, telegram or other document delivered to you and believed by you to be genuine and to have been signed by the proper party or parties;

(e)	may rely on, and shall be protected in acting upon, written or oral instructions given by any officer of, or any party authorized by, the Company with respect to any matter relating to your actions as Exchange Agent;

(f)	may consult with counsel satisfactory to you (including counsel for the Company), and the written advice or opinion of such counsel shall be full and complete authorization and protection in the respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel; and

(g)	may retain an agent or agents of your choice to assist you in performing your duties and obligations hereunder, at your cost and without relieving you of any liability hereunder.

11.	Termination of Exchange Agent’s Duties and Obligations. This agreement shall terminate upon demand by the Company at which time all undistributed new Warrant Certificates, and the Exchange Agent shall deliver any dividends and distribution in respect of the Company Warrants to the Company. The provisions of sections 13 and 14 below shall survive the termination of the agreement.

12.	Indemnification of Exchange Agent. The Company hereby jointly and severally covenant and agree to reimburse, indemnify and hold you harmless from and against any and all claims, actions, judgments, damages, losses, liabilities, costs, transfer or other taxes, and expenses (including, without limitation, reasonable attorneys fees and expenses) incurred or suffered without any negligence, bad faith or willful misconduct on your part, arising out of or incident to this Agreement or the administration of your duties hereunder, or arising out of or incident to your compliance with instructions set forth herein or with any instructions delivered to you pursuant hereto, or as a result of defending yourself against any claim or liability resulting from your actions as Exchange Agent, including any claim against you by any tendering the Company Warrant Holder, which covenant and agreement shall survive the termination hereof. You hereby represent that you will notify the Company by letter, or facsimile confirmed by letter, of any receipt by you of a written assertion of a claim against you, or any action commenced against you, within ten (10) business days after your receipt of written notice of such assertion or your having been served with the summons or other first legal process giving information as to the nature and basis of any such assertion. However, your failure to so notify the Company shall not operate in any manner whatsoever to relieve the Company from any liability which they may have on account of this Section 13 if no prejudice occurs. At their election, the Company may assume the conduct of your defense in any such action or claim at their sole cost and expense. In the event that the Company elects to assume the defense of any such action or claim and confirm to you in writing that the indemnity provided for in this Section 13 applies to such action or claim, the Company shall not be liable for the fees and expenses of any counsel thereafter retained by you.

13.	Compensation and Expenses. For services rendered as Exchange Agent hereunder, your fees are approved as set forth in the schedule attached to this agreement.

14.	Notices. Except as otherwise provided herein, no notice, instruction or other communication by one party shall be binding upon the other party unless hand delivered or sent by certified mail, return receipt requested. Notice to you shall be sent or delivered to your above-noted address or such other addresses as you shall hereafter designate in writing in accordance herewith. Notice to the Company shall be sent or delivered to:

Anthony P. Costa

68 North Plank Road

Newburgh, New York 12550

15.	Prior Agreements. Nothing herein contained shall amend, replace or supersede any agreement between the Company and you to act as the Company’s transfer agent which agreement shall remain of full force and effect.

16.	Governing Law; Binding Upon Successors and Assigns. This Agreement shall be constructed and enforced in accordance with the laws of the state of New York, without regard to the principles thereof respecting conflicts of laws, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

Executed this          day of                     , 2008

By:
Name:	Anthony P. Costa
Title:	Chairman and Executive Officer, ES Bancshares, Inc.

Agreed To and Accepted:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

Fee Schedule

Flat fee of $5,000

Plus reasonable out-of-pocket expenses.